Exhibit 99.1

The INX Digital Company, Inc.

Announces Public Listing on NEO Exchange;

Trading Begins Today Under Symbol “INXD”

New York, Toronto – (January 24th, 2022) - The INX Digital Company, Inc. (NEO: INXD) (the “Company”), the owner of digital asset trading platforms, is pleased to announce that the Company’s common shares (the “Common Shares”) will commence trading today on the Neo Exchange Inc. (the “NEO Exchange”), under the ticker symbol “INXD”. The Company and its wholly-owned subsidiaries together are the “INX Group.”

As previously announced, the Company is the resulting issuer from the securities exchange transaction completed on January 10, 2022 between INX Limited and Valdy Investments Ltd. pursuant to an amended and restated securities exchange agreement dated November 3, 2021 (the “Transaction”).

“This is an exciting day for The INX Digital Company and for the broader digital asset industry,” says Shy Datika, Chief Executive Officer. “Our listing is a pivotal moment for the INX Group as we look to further accelerate our growth and expand our reach into new jurisdictions in the future. The INX Group was established by capital markets veterans to usher in the next evolution in capital markets. We believe that the traditional $120 trillion equities markets[1] must evolve and we were the first SEC-registered initial public offering of a digital security and among the first companies to obtain regulatory clearance for digital assets securities issuance and trading.”

Mr. Datika adds “The INX Group is positioning itself as a frontrunner in this potentially multi-trillion dollar market, seeking to attract both institutional and retail investors from around the world. Such historic paradigm shifts require the strongest of innovators to join forces and drive change. This is why we have chosen the NEO Exchange for listing. We believe the NEO Exchange to be an innovative leader in capital markets that seeks to take capital raising and trading to their next evolutionary level. Canadian financial institutions and funds in general, and the NEO Exchange as their beacon, have recognized early the potential of blockchain based assets.”

Investors can trade the Company’s shares through their usual investment channels including discount brokerage platforms and full-service dealers.

Additional information with respect to the Company and the Transaction can be found in the Company’s listing statement dated January 17, 2022, which has been filed under the Company’s profile at www.sedar.com.

About The INX Digital Company, Inc.

The Company is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which it raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, the Company’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the near future. For more information, please visit the INX Group website here.

[1]	https://www.sifma.org/resources/research/insights-global-equity-markets-primer/

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, the Company has made certain assumptions, including with respect to: the development of the digital asset industry. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to regulatory developments and general economic conditions. Accordingly, readers should not place undue reliance on the forward- looking information contained in this press release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

All information contained in this press release with respect to the corporate entities referenced herein was supplied, for inclusion herein, by the respective parties and each party and its directors and officers have relied on the other party for any information concerning the other party.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information

Contact:

The INX Digital Company, Inc.

Douglas Borthwick

Chief Business Officer

Email: douglas.borthwick@inx.co